EXHIBIT 99.1

Crescent Point Announces Third Quarter 2018 Conference Call

CALGARY, Alberta, Oct. 18, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) plans to report its third quarter 2018 financial and operating results via press release prior to markets opening on Thursday, October 25, 2018. Crescent Point management will host a conference call at 10:00 a.m. MT (12:00 p.m. ET) on Thursday, October 25, 2018, to discuss the Company’s results and outlook.

Participants can listen to this event online by entering https://edge.media-server.com/m6/p/pe6eo46k in a web browser. Alternately, the conference can call be accessed by dialing 844-231-0101 or 216-562-0389 and entering the following passcode: 5172225.

For those unable to participate in the conference call at the scheduled time, the webcast will be archived for replay and can be accessed on the Company's website at www.crescentpointenergy.com. The replay will be available approximately one hour following completion of the call.

CRESCENT POINT ENERGY CORP.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone:	(403) 693-0020	Toll-free (US & Canada):	888-693-0020
Fax:	(403) 693-0070	Website:	www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1

PDF available: http://resource.globenewswire.com/Resource/Download/4a652ea9-969c-47a8-a604-61635a3da3d6